                                                            Exhibit 12
                                    Conectiv
                                    --------

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)




                                          12 Months                 12 Months Ended December 31,
                                       Ended June 30,   ----------------------------------------------------
                                            1998          1997          1996            1995         1994
                                       ---------------  ---------  --------------  --------------  ---------

Net income                                $ 95,093      $101,218      $107,251        $107,546     $ 98,940
                                          --------      --------      --------        --------     --------

Income taxes                                68,475        72,155        78,340          75,540       67,613
                                          --------      --------      --------        --------     --------

Fixed charges:
 Interest on long-term debt                100,859        78,350        69,329          65,572       61,128
 Other interest                             16,064        12,835        12,516          10,353        9,336
 Preferred stock dividend
  requirements of subsidiaries              13,282        10,178        10,326           9,942        9,370
                                          --------      --------      --------        --------     --------
Total fixed charges                        130,205       101,363        92,171          85,867       79,834
                                          --------      --------      --------        --------     --------

Nonutility capitalized interest               (204)         (208)         (311)           (304)        (256)
                                          --------      --------      --------        --------     --------

Earnings before income taxes
 and fixed charges                        $293,569      $274,528      $277,451        $268,649     $246,131
                                          ========      ========      ========        ========     ========


Total fixed charges shown above           $130,205      $101,363      $ 92,171        $ 85,867     $ 79,834
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                            4,083         3,065         6,025           6,243        6,578
                                          --------      --------      --------        --------     --------
Fixed charges for ratio computation       $134,288      $104,428      $ 98,196        $ 92,110     $ 86,412
                                          ========      ========      ========        ========     ========

Ratio of earnings to fixed charges            2.19          2.63          2.83            2.92         2.85
                                          --------      --------      --------        --------     --------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.


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